Exhibit 12.1

Summit Properties Inc.
Calculation of ratio of earnings to fixed charges
Nine Months Ended September 30, 2003

Income before minority interest of unitholders in Operating Partnership	$19,224
Interest:
Expense incurred	31,528
Amortization of deferred financing costs	2,015
Rental fixed charges	47

Total	$52,814

Fixed charges:
Interest expense	$31,528
Interest capitalized	7,926
Dividends to preferred unitholders in operating parthership	9,104
Rental fixed charges	47
Amortization of deferred financing costs	2,015

Total	$50,620

Ratio of earnings to fixed charges	1.04